Litigation and Legal Fees

The Fund had recently been involved in litigation with its shareholder, Bulldog Investors General Partnership.
The purpose of this litigation was to enforce provisions
 of the Funds declaration of trust which generally limits ownership of the Fund to not more than 9.8 of the Funds outstanding shares. The parties to this litigation entered into a settlement agreement in June 2008, and on July 1, 2008 the court granted the parties joint motion to dismiss this litigation, effectively ending the litigation. During the six month period ended June 30, 2008, the Fund incurred approximately 401,133 of expenses in connection with the Bulldog litigation and related matters.